May 30, 2006

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Astris Energi Inc. (“Astris”) for the quarters ended March 31, 2006 and 2005. The unaudited financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are presented in Canadian dollars unless otherwise stated. This discussion should be read in conjunction with the audited consolidated financial statements and notes for December 31, 2005 and Management’s Discussion and Analysis for the year ended December 31, 2005.

Additional information relating to Astris is on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-looking information

The following discussion contains forward-looking information that is based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview and Business of Astris

Founded in 1983, Astris Energi Inc. has become a leading alkaline fuel cell (AFC) technology company. More than $14 million has been spent to develop the Company’s AFC resulting in a fuel cell that has unique attributes compared with other fuel cell technologies. The Company’s AFC differentiates itself from other fuel cells by demonstrating quicker startup and shutdown, higher efficiency, and tolerances to freezing and high humidity environments. Further building on these valuable characteristics, the Company’s AFC has very promising economic benefits including lower material costs and lower operating costs when compared to other low temperature fuel cell technologies. The Company has continued to develop three product lines including power modules, power generators, and test equipment. Using the POWERSTACK™ MC250, the Model E7 AFC power generators were demonstrated, tested and sold during the quarter. The TL5 40A Test Load, test load interface (TLIF) and TESTMASTER™, an integrated control and data acquisition software suite, continued to sell as our test equipment line and should continue to provide some near-term revenue.

Based in Mississauga, Canada, the Company now owns 100% of a former affiliate in Vlasim, Czech Republic called Astris sro through its 100% ownership of holding company 2062540 Ontario Inc. Astris sro manufactures the anodes and cathodes for the company’s fuel cells at this ‘low-cost’ Czech Republic subsidiary. Astris Energi Inc. assembles the fuel cell and fuel cell stacks and manufactures the ‘balance of plant’ for the E7 and E8 generators at its plant in Mississauga.

Astris is the only publicly traded company focused on AFC technology in North America. The Company went public through a reverse takeover in 1995 to broaden its access to capital. It trades on the U.S. OTC Bulletin Board under the symbol ASRNF.

Business Environment

Independent researchers forecast that fuel cells will prove to be a transformational technology, once remaining cost, technical, and public acceptance hurdles are overcome.

The fuel cell industry is evolving gradually, with the pace of demand determined by a number of factors including:

•	Capital available to fund further development of technology;
•	The level of government commitment to reducing reliance on foreign sources of oil and energy
•	The level of government commitment to develop a hydrogen infrastructure; and
•	The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source

There are three key markets - stationary uses (notably uninterruptible power supplies, off-grid power and back-up power for mission critical applications including hospitals, fire stations, airports, and off-grid communities); portable uses for personal and commercial customers (including small generators for cottages and worksites); and transportation uses (including cars, boats, golf cars, wheel chairs, and fork lifts). The points when growth accelerates are expected to be around 2007 for stationary and portable power, the two largest markets; and 2009 for mass transportation. (Source: PwC in a research study sponsored by Fuel Cells Canada entitled Fuel Cells: The Opportunity for Canada.)

There are a number of factors contributing to growing demand for fuel cells, including:

•	Increasing demand for reliable power - accentuated by power blackouts of recent years
•	Deregulation of power markets and introduction of competition;
•	Environmental/political concerns;
•	Developing regions without power grids;
•	Geographic considerations/remote power;
•	Distributed power generation;
•	High oil prices; and
•	Homeland Security.

Developments During the Three Months Ended March 31, 2006

The Company completely fulfilled its order for fuel cells, generator and test equipment for Electronic Machining s.r.l. and received the amount due at year end of $114,300. The Company is waiting for additional orders after the testing has been completed.

The Company shipped the initial order of Alkaline Fuel Cell (AFC) Generators to Mobile Attic Inc. The generators will be used to evaluate the value of a clean and quiet power solution for Mobile Attic's portable storage product, as well as, for other applications. Mobile Attic has considerable manufacturing expertise. The Astris fuel cell system was selected because of the clean and quiet operation and the favourable economics. The Company is anticipating additional orders from this early adapter of its technology.

The Company announced that projects have been initiated with Queen's-RMC Fuel Cell Research Centre (FCRC) and the Queen's Fuel Cell Team (QFCT) indicating the Company’s commitment to working with the scientific community in enhancing the quality of its technology.

Queen's Fuel Cell Team (QFCT) is developing a fuel cell system to power a golf car that is based on the Astris POWERSTACK MC250 which QFCT purchased. The Astris fuel cell was selected due to price and availability when compared to other comparable fuel cells on the market.

The Queen's-RMC Fuel Cell Research Centre (FCRC) is Canada's leading university-based research and development organization addressing the key technology challenges to the adoption of fuel cell applications. The initial project between Astris and FCRC is funded in excess of 57% by a grant from Materials and Manufacturing Ontario (MMO) and is expected to be followed up by future projects that address commercialization and manufacturing of Astris' fuel cell technology.

Objectives of Astris Energi

Astris’ mission is to become the leading provider of affordable fuel cells and fuel cell power generators. The company’s near term priority is to achieve the required business partnerships and financing to successfully achieve pilot production leading to commercialization. The Company’s business plan calls for commercialization within three years provided that adequate funding can be secured.

Financial Review

The following is a review of the key performance measurements from the income statement for the three months ended March 31, 2006 and March 31, 2005. These figures include the operations of the Company’s foreign subsidiary Astris sro.

Revenue

For the quarter ended March 31, 2006, revenue from the sale of fuel cells and related products and contract work was $46,844 compared with $62,181 for the same period in 2005. During the first quarter of 2006, the Company sold E7 generators as demonstration product to its new customer Mobile Attic. During the first quarter of 2005, the company sold its first second generation golf car named Freedom II. In 2006, sales amounted to $nil in Canada, $46,168 to the United States and $676 to the rest of the world. Sales of fuel cells and related products in 2005 amounted to $52,971 in Canada, $7,055 to the United States and $2,155 to the rest of the world. The main source of revenue in 2006 was from the sale of generators on a demonstration basis to Mobile Attic. The main source of revenue in 2005 was from the sale of a Freedom II alkaline fuel cell powered golf car. Management believes that this represents the beginning of the acceptance of the Company’s technology for commercial production. This trend is expected to continue for the remainder of the year.

Expenses

For the quarter ended March 31, 2006, expenses totaled $702,889 compared to $1,003,897, in the same period in 2005. The main decrease was in Research and Development expenses to $251,465 compared with $389,340 in 2005. This is due to the temporary slowdown in Research and Development activity as the Company waited for new financing and no longer needing a special consultant in our sro division.

In 2006, there were no more sro acquisition costs to be written off. Included in expenses in 2005, were the one-time write off of $113,364 in Astris sro acquisition costs reflecting the cost of financial advice, valuation and legal expenses.

Beginning in the first quarter of 2005, the Company adopted a new Amortization policy across both of its operating divisions to standardize such charges and to be comparable to other companies in our industry. Depreciation rates for the Company’s various assets are reflected in Note 3.

In the fourth quarter of 2005, the Company made a decision to write off the value of the Technology and nominal goodwill acquired by the Company on the purchase of Astris sro. Under U.S. GAAP the acquisition of this significant asset cannot be recognized. Management decided to write off this acquired asset under Canadian GAAP as well to simplify any accounting and administrative complexities. Had this accounting change been made in the first quarter of 2005, the revised balance sheet would have shown fixed assets reduced by $1,444,806 with a resulting total assets of $1,211,945. There would have been a corresponding increase in the loss by $1,444,806 to become a loss of $2,386,522. The Shareholders’ Equity of $1,658,540 would have been reduced to $213,734. The comparable depreciation expense for 2005 would have been reduced to $17,239

Net Loss for the quarter ended March 31, 2006

Astris reported a net loss of $656,045 (a loss of $0.016 per share basic and diluted) for the quarter ended March 31, 2006 compared to a loss of $941,716 (a loss of $0.030 per share basic and diluted) for the quarter ended March 31, 2005, The decrease in the loss was due mainly to a temporary reduction in Research and Development activity while waiting for new financing and eliminating the write off on the acquisition of sro.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS (see table at end)

Liquidity and Capital Resources

Astris had an operating positive cash flow of $42,490 in 2006 compared to a cash flow deficit of $254,374 in 2005. The foreign subsidiary acquired $4,500 in capital assets compared to last year’s $28,524 in capital assets. In 2006, the parent Company filed for patents with additional legal costs of $7,882 compared to $7,639 last year. In 2005, pre-acquisition costs as at December 31, 2004 were written off in that quarter resulting in a nominal source of cash of $48,190. The purchase of the foreign subsidiary included net assets of $2,209,000 less cash acquired of $87,091 for a net investment of $2,121,909. In 2005, expenses were offset by financings through the 6% convertible debenture of $420,000 and the exercise of options for cash proceeds of 31,250. In 2006, there was a nominal increase in cash from year end to the end of the first quarter of $30, 108. In 2005 due to the financings by the debentures, there was a net increase in cash during the quarter of $295,994, resulting in cash at quarter end of $474,345.

At quarter end, Astris had assets of $844,394 compared to the $2,656,751 of assets in 2005. The main reduction was a result of the write off of technology asset of $1.5 million. At quarter end, there was a shareholders’ deficiency of $422,608 compared to last year’s shareholders’ equity of $1,658,540. The major reason for the decrease was due to the higher deficit by about $5 million offset by the issuance of additional common shares and warrants of $2,209,000 relating to the purchase of the assets noted above.

The company plans to finance operations including pilot production through the continuing sale of new fuel cells, related products and contract work, new business partnerships with early adopters of the fuel cell, and additional long-term financing through private placements. As explained in Note 18 of the Financial Statements, the Company received the first tranche of $US 750,000 additional financing on April 18, 2006. It expects to get the second tranche of $US 750,000 as soon as it completes a registration statement expected in early June.

The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products.

Off-balance-sheet arrangements

Astris does not have any off-balance sheet arrangements.

Share Capital

Share capital consists of the following:

Authorized:
Unlimited common shares
10,000,000 preferred shares

	2006		2005
	Common Shares		Common Shares
	Number	$Value	Number	$Value

Issued at January 1	37,906,569	10,030,096	26,316,551	6,227,074

issued during year
-in exchange for acquisition of sro	-	-	5,000,000	1,955,000

-in exchange for consulting and
professional fees and expenses from
non-related parties	954,039	146,682	261,350	106,712

-in exchange for consulting and
professional fees and expenses from
related parties	1,351,620	220,033	-	-

Options exercised for cash	-	-	125,000	31,250

net of warrants issued and expired	-	-	-	(3,629)

	2,305,659	366,715	5,386,350	2,089,333

as at March 31	40,212,228	10,396,811	31,702,901	8,316,407

Business Risks

Astris is a late-stage development company entering the pilot production phase, and it is therefore difficult to assess its business and future prospects.

Astris to date has been selling fuel cells and related products on a research and demonstration basis rather than a commercial basis.The company commenced pilot production of its POWERSTACK™ MC250 power module, leading to commercialization. There are a number of business risks at this stage of development, and within the fuel cell industry generally, as outlined below.

Astris expects to continue to incur net losses in the foreseeable future and therefore may not be able to implement its business strategy. The company has been funding research and development and other working capital needs primarily through private investors. Alternate sources of funding have included grants from the government of the Czech Republic, most recently to help fund development of Astris fuel cells and portable power generators; and Canadian government tax programs. Astris has judiciously issued shares in lieu of cash at times.

Astris may never complete the development of commercially viable fuel cell power products, and if it fails to do so, it will not be able to meet its business and growth objectives. The company has commenced tests of its pilot production since late 2004 to validate its ability to produce its advanced fuel cell in volume, leading to reduced costs.

Astris faces significant competition from other developers and manufacturers of fuel cell products and related products. If it is unable to compete successfully, it could fail to achieve acceptance of its proposed products. Astris’ AFC has competitive advantages over other alkaline fuel cells and other fuel cell types, including its relatively low cost, higher efficiency, and rapid start-up even in sub-zero temperatures.

Astris, like other fuel cell companies, faces competition for fuel cell power products from developers and manufacturers of traditional power technologies and other alternative power technologies. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines, as well as coal, oil, and nuclear powered generators. There are also competitors working on developing technologies including other types of fuel cells, other alternative power technologies, advanced batteries, and hybrid battery/internal combustion engines, which may compete for our target customers. Demand for our products is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies. If we are unable to compete successfully we could experience a loss of market share and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

Astris has no experience manufacturing fuel cell products on a large-scale basis, and if it does not develop adequate manufacturing processes and capabilities, it will be unable to achieve its growth and profitability objectives. Astris contracted an internationally recognized fuel cell specialist, to lead the development of the Company’s semi-automatic pilot production facility. The facility is now ably managed by a chemical engineer who has been involved in developing the alkaline fuel cell at Astris sro since 1995.

Astris’ products may not meet performance expectations in field tests, which could negatively affect its customer relationships and increase its manufacturing costs. The components of its fuel cell products may contain defects or errors that could negatively affect its customer relationships and increase its manufacturing and warranty costs. In internal bench tests, the POWERSTACK™ MC250 has performed at up to 60% over the original design specification and the E8 Portable AFC power generator has operated at an electrical efficiency in excess of 50%. These results do not guarantee similar performance in future independent field tests.

Astris may not be able to manage successfully the expansion of its operations.
Astris will need to recruit, train and retain key management and other qualified personnel to successfully expand its business. Astris has been gradually expanding its management and technical team to meet customer demand and pilot production requirements. Transition to pilot production is a critical step to meet demand for its products, and validate its ability to produce the POWERSTACK™ MC250 in volume leading to commercialization.

Astris depends on intellectual property and its failure to protect that intellectual property could adversely affect its future growth and success. The company mainly uses trade infringement protection and files for patents as necessary for commercialization.

Astris may be unable to raise sufficient additional capital to pursue its commercialization plans and may be forced to discontinue product development, reduce its sales and marketing efforts or forego attractive business opportunities. The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products. The Company initially hired Fraser Mackenzie as its Investment Banker through whom the company arranged a bridge financing of $420,000 through a 6% convertible debenture maturing December 10, 2005. The Company then hired Ardour Capital Investments in the fourth quarter 2005. The Company will have U.S. $1,500,000 in debenture financing from a private investor in the second quarter of 2006. The Company will continue to look for additional financing to further develop its business plan.

Outlook

With momentum building worldwide for the adoption of fuel cell technology, Astris is very well positioned with its proprietary technology that leverages the potential for lower initial purchase cost and reduced operations cost when compared to other low temperature fuel cell technologies for 300W to 10kW UPS or back-up power applications. Building on the economic benefits, Astris AFC technology excels in many applications due to quick startup/shutdown and exceptional environmental tolerance (including sub-zero and high humidity). These qualities differentiate Astris AFC technology in many applications including areas of portable, stationary, and transportation market segments.

The Company’s success in achieving its objectives of commercialization and profitability is dependent on the success of its directors and principal shareholders in raising long-term financing from third parties leading to the successful commercialization of the Company’s POWERSTACK™ MC250 power module and one or more models of its power generator and attaining profitable operations.

The Company has a business plan to achieve commercialization within three years based on the requirement that adequate financing is secured. Priorities for 2006 are to raise additional funding as the next stage of a three-year plan to support its commercialization strategy; to forge business partnerships that will enhance the business, marketing and distribution of Astris technology; and to go from testing the pilot production line to production in the second half of 2006.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS

	Three months ended Mar. 31, 2006	Three months ended Dec. 31, 2005	Three months ended Sept. 30, 2005	Three months ended June 30, 2005	Total

(expressed in $Cdn)

Revenue	46,844	208,787	6,361	14,183	276,175

Expenses	702,889	3,132,547	802,412	683,520	5,321,368

(Net Loss)	(656,045)	(2,923,760)	(796,051)	(669,337)	(5,045,193)

(Loss per Common Share)	(0.016)	(0.088)	(0.022)	(0.020)	(0.146)